Exhibit 12.1

THE TRAVELERS COMPANIES, INC. AND SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Months Ended September 30,		Nine Months Ended September 30,
(in millions, except ratios)	2011	2010	2011	2010

Income before income taxes	$332	$1,371	$574	$3,109
Interest	97	95	290	290
Portion of rentals deemed to be interest	16	18	48	51
Income available for fixed charges	$445	$1,484	$912	$3,450

Fixed charges:
Interest	$97	$95	$290	$290
Portion of rentals deemed to be interest	16	18	48	51
Total fixed charges	113	113	338	341
Preferred stock dividend requirements	—	1	1	3
Total fixed charges and preferred stock dividend requirements	$113	$114	$339	$344

Ratio of earnings to fixed charges	3.96	13.17	2.70	10.12
Ratio of earnings to combined fixed charges and preferred stock dividend requirements	3.96	13.06	2.69	10.03

The ratio of earnings to fixed charges is computed by dividing income available for fixed charges by the fixed charges. For purposes of this ratio, fixed charges consist of that portion of rentals deemed representative of the appropriate interest factor.